                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Varco International Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922122 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCF Partners
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                            Attention: Anthony DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-III, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  ---------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   4,159,457
                  ---------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  ---------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-II, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  ------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   4,159,457
                  ------------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  ------------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D.O.S. Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  -----------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   4,043,937
                  -----------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  -----------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           4,043,937
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,043,937
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FGSI Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  ------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   1,507,128
                  ------------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  ------------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           1,507,128
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,128
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF Partners, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  -------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   5,551,065
                  -------------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  -------------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           5,551,065
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,551,065
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
                  ------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   9,710,522
                  ------------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
                  ------------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           9,710,522
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,710,522
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   69,100
                  -----------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
   OWNED                   9,710,522
                  -----------------------------------
    BY
   EACH           9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   69,100
                  -----------------------------------
   WITH           10       SHARED DISPOSITIVE POWER
                           9,710,522
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,779,662
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Varco International, Inc. a Delaware corporation (formerly Tuboscope Vetco International Corporation and referred to herein as the "Issuer"). All of the securities of the Issuer beneficially owned by the parties listed below (the "Reporting Persons") are referred to herein as the "Securities." The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas, 77051.

         This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), FGSI Partners, L.P. ("FGSI Partners"), SCF Partners, L.P. ("SCF Partners"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends the amended and restated statement on Schedule 13D ("Amendment No. 1") filed by the Reporting Persons on January 4, 2001, as amended by Amendment No. 2 thereto ("Amendment No. 2") filed by the Reporting Persons on June 4, 2001.

         Item 4 of Amendment No. 1 is hereby amended to add the following disclosure:

ITEM 4.           PURPOSE OF TRANSACTION.

         On July 2, 2001, the Reporting Persons adopted a plan (the "Plan") under the safe harbor provided under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, covering the sale of up to an aggregate of 724,400 shares (the "Plan Shares") of Common Stock by the Reporting Persons. Subject to the satisfaction of certain pricing and other conditions, the Plan Shares may be sold by a broker-dealer pursuant to terms specified in the Plan. The Plan will terminate on the earliest of: (i) the date on which all of the Plan Shares have been sold, (ii) the third business day following the Issuer's public release of earnings for the fiscal quarter ending June 30, 2001 or (iii) the public announcement of certain material business transactions. No assurance can be given that the conditions specified in the Plan will be satisfied or that any Plan Shares will be sold.

         Item 5 of Amendment No. 2 is hereby amended and restated as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 95,656,180 shares of the Issuer's Common Stock were issued and outstanding as of April 26, 2001.

         SCF-III directly beneficially owns 4,159,457 shares of Common Stock. SCF-III shares voting and investment power respecting such 4,159,457 shares, which constitute approximately 4.3% of the outstanding Common Stock of the Issuer, with SCF-II, L.E. Simmons & Associates and L.E. Simmons.
         SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to beneficially own 4,159,457 shares of Common Stock, which shares constitute approximately 4.3% of the outstanding Common Stock of the Issuer.

         D.O.S. Partners directly beneficially owns 4,043,937 shares of Common Stock. D.O.S. Partners shares voting and investment power respecting such 4,043,937 shares, which constitute approximately 4.2% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         FGSI Partners directly beneficially owns 1,507,128 shares of Common Stock. FGSI Partners shares voting and investment power respecting such 1,507,128 shares, which constitute approximately 1.6% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners and FGSI Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by D.O.S. Partners and FGSI Partners. As a result, it may be deemed to beneficially own 5,551,065 shares of Common Stock, which constitute approximately 5.8% of the Common Stock of the Issuer.

         L.E. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-II and SCF Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to beneficially own 9,710,522 shares of Common Stock, which constitute approximately 10.2% of the outstanding Common Stock of the Issuer.

         L.E. Simmons may be deemed to beneficially own 9,779,622 shares of Common Stock, which constitute approximately 10.2% of the Common Stock of the Issuer. Mr. Simmons directly beneficially owns 55,100 shares of Common Stock. Mr. Simmons has sole voting and dispositive power respecting such 69,100 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Mr. Simmons is deemed to beneficially own an additional 14,000 shares of Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Mr. Simmons has sole voting and dispositive power respecting such 14,000 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Additionally, because Mr. Simmons is the sole stockholder of L.E. Simmons & Associates, he may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer that L.E. Simmons & Associates Incorporated may be deemed to beneficially own. As a result, Mr. Simmons may be deemed to beneficially own an additional 9,710,522 shares of Common Stock.

         (c). On various dates indicated below, SCF-III, D.O.S. Partners and FGSI Partners sold shares of Common Stock, respectively, at per share prices indicated below (in each case, net of commissions and applicable fees) in market transactions on the New York Stock Exchange.

---------------------------------------------------------------------------------------------------------------------
                                                                      ENTITY
--------------- ------------- ---------------------------------------------------------------------------------------
     DATE         AVERAGE        SHARES SOLD BY D.O.S.            SHARES SOLD BY               SHARES SOLD BY
                   PRICE             PARTNERS, L.P.             FGSI PARTNERS, L.P.             SCF-III, L.P.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
6/04/01            $24.26              72,879                          27,161                        74,960
---------------------------------------------------------------------------------------------------------------------
6/05/01            $24.03              86,330                          32,174                        88,796
---------------------------------------------------------------------------------------------------------------------
6/08/01            $21.95              12,743                           4,749                        13,108
---------------------------------------------------------------------------------------------------------------------
6/11/01            $22.02              16,783                           6,255                        17,262
---------------------------------------------------------------------------------------------------------------------
6/12/01            $22.14              33,691                          12,556                        34,653
---------------------------------------------------------------------------------------------------------------------
6/13/01            $22.67              29,235                          10,895                        30,070
---------------------------------------------------------------------------------------------------------------------
6/14/01            $22.15              16,658                           6,208                        17,134
---------------------------------------------------------------------------------------------------------------------
6/15/01            $22.05              13,035                           4,858                        13,407
---------------------------------------------------------------------------------------------------------------------

         Other than the foregoing transactions, no person identified in response to Item 5 above has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e).      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 99.A Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E. Simmons & Associates, Incorporated and L.E. Simmons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 5, 2001

                                 SCF-III, L.P.
                                 By: SCF-II, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ ANTHONY DeLUCA
                                             -----------------------------------
                                             Anthony De Luca, Managing Director

                                 SCF-II, L.P.
                                 By: L.E. Simmons & Associates, Incorporated
                                     By: /s/ ANTHONY DeLUCA
                                         ---------------------------------------
                                         Anthony De Luca, Managing Director

                                 D.O.S. PARTNERS, L.P.
                                 By: SCF Partners, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ ANTHONY DeLUCA
                                             -----------------------------------
                                             Anthony De Luca, Managing Director

                                 FGSI PARTNERS, L.P.
                                 By: SCF Partners, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ ANTHONY DeLUCA
                                             -----------------------------------
                                             Anthony De Luca, Managing Director

                                 SCF PARTNERS, L.P.
                                 By: L.E. Simmons & Associates, Incorporated
                                     By: /s/ ANTHONY DeLUCA
                                         ---------------------------------------
                                         Anthony De Luca, Managing Director


                                 L.E. SIMMONS & ASSOCIATES, INCORPORATED
                                 By: /s/ ANTHONY DeLUCA
                                     -------------------------------------------
                                     Anthony De Luca, Managing Director

                                 L.E. SIMMONS

                                 /s/ L.E. SIMMONS
                                 --------------------------
                                 L.E. Simmons, individually

                                  EXHIBIT INDEX


EXHIBIT 99.A Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E. Simmons & Associates, Incorporated and L.E. Simmons.